1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated June 9, 2004

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2004/06/09

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director Finance Department

Exhibit

Exhibit	Description
1	Announcement on 2004/05/26: Chunghwa Telecom acquired diesel engine generating sets, etc., which totaled NT$552,019,368.

2	Announcement on 2004/05/27: Clarification on the news report that stated Chunghwa Telecom unbundled local loop.

3	Announcement on 2004/05/27: Chunghwa Telecom announces the local loop unbundling will not have any impact on its revenue guidance for this year.

4	Announcement on 2004/06/09: May 2004 sales

EXHIBIT 1

Chunghwa Telecom acquired diesel engine generating sets, etc., which totaled NT$552,019,368.

Date of events: 2004/05/26

Contents:

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Diesel engine generating sets, etc.

2.Date of the occurrence of the event:2003/05/27~2004/05/26

3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Total transaction price was NT$552,019,368.

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Tatung Co.

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:None.

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:None.

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):None.

8.Terms of delivery or payment (including payment period and monetary amount):In accordance with the contract.

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:In accordance with the Government Procurement Law.

10.Name of the professional appraisal institution and its appraisal amount:None.

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:None.

12.Is the appraisal report price a limited price or specific price?:None.

13.Has an appraisal report not yet been obtained?:None.

14.Reason an appraisal report has not yet been obtained:None.

15.Broker and broker’s fee:None.

16.Concrete purpose or use of the acquisition or disposition:Material of CHT.

17.Do the directors have any objection to the present transaction?:None.

18.Any other matters that need to be specified:None.

EXHIBIT 2

Clarification on the news report that stated Chunghwa Telecom unbundled local loop.

Date of events: 2004/05/27

Contents:

1.Name of the reporting media:Commercial Times page 1.

2.Date of the report:2004/05/27.

3.Content of the report:Chunghwa Telecom unbundled local loop.

4.Summary of the information provided by investors:None.

5.Company’s explanation of the reportage or provided information:Chunghwa Telecom has completed the commercial negotiation and signed the contracts with three fixed line operators on local loop unbundling. Chunghwa Telecom and three fixed line operators have reached an agreement in terms of the rental fee, the rental period, and the service districts and service items be opened and provided in stages.

6.Countermeasures:None.

7.Any other matters that need to be specified:None.

EXHIBIT 3

Chunghwa Telecom announces the local loop unbundling will not have any impact on its revenue guidance for this year.

Date of events: 2004/05/27

Contents:

1.Date of occurrence of the event:2004/05/27.

2.Cause of occurrence:Report on Chunghwa’s local loop unbundling.

3.Countermeasures:none.

4.Any other matters that need to be specified:The company announces the local loop unbundling will not have any impact on its 2004 revenue guidance since local loop unbundling factor has been taken into account.

EXHIBIT 4

Chunghwa Telecom

June 09, 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2004

1) Sales volume (NT$ Thousand)

Period	Items	2004	2003	Changes	%
May	Invoice amount	17,615,444	17,442,575	172,869	0.99%
Jan-May	Invoice amount	86,884,628	86,186,580	698,048	0.81%
May	Net sales	15,215,773	14,937,366	278,407	1.86%
Jan-May	Net sales	75,494,033	72,901,166	2,592,867	3.56%

b Trading purpose : None